Exhibit 99.2

Navios South American Logistics Inc. Announces Expiration of Consent Payment Deadline in Tender Offer for Its 9 1/4% Senior Notes Due 2019 and Redemption of Any Notes Remaining Outstanding After Tender Offer

MONTEVIDEO, URUGUAY — (Marketwired) — 04/22/14 — Navios South American Logistics Inc. (“Navios Logistics”) announced today that the consent payment deadline expired on April 21, 2014 under the previously announced cash tender offer (the “Tender Offer”) of Navios Logistics and its wholly-owned subsidiary, Navios Logistics Finance (US) Inc. (together with Navios Logistics, the “Co-Issuers”) for any and all of their outstanding 9 1/4% Senior Notes due 2019 (the “2019 Notes”) and consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default and make other changes to provisions contained in the indenture governing the 2019 Notes (the “Consent Solicitation” and, together with the Tender Offer, the “Offer”).

On April 22, 2014, the Co-Issuers accepted for payment, and paid for, all 2019 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, comprising $283,405,000.00 in aggregate principal amount (representing approximately 97.73%) of the outstanding 2019 Notes. Pursuant to the Consent Solicitation, the Co-Issuers received the requisite consents to amend, and have executed a supplemental indenture to, the indenture governing the 2019 Notes. After the purchase by the Co-Issuers of all 2019 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, $6,595,000.00 in aggregate principal amount of 2019 Notes remains outstanding.

Any 2019 Notes validly tendered after the consent payment deadline but before the expiration of the Tender Offer will be eligible to receive the Tender Offer consideration of $1,046.37 per $1,000 principal amount of 2019 Notes, plus accrued and unpaid interest to, but not including, the final payment date for the tendered 2019 Notes, but not the consent payment. The Tender Offer remains open and is scheduled to expire at 12:00 midnight, New York City time, on May 5, 2014, unless extended by the Co-Issuers (the “Expiration Time”). Other than as required by applicable law, tendered 2019 Notes may not be withdrawn. The Co-Issuers currently expect to have a final payment date promptly following the Expiration Time for any 2019 Notes tendered after the consent payment deadline.

The terms of the Offer are described in the Co-Issuers’ Offer to Purchase and Consent Solicitation Statement dated April 8, 2014 (the “Offer to Purchase”).

The Co-Issuers also announced that they will redeem for cash, on May 22, 2014, all 2019 Notes that remain outstanding after completion of the Tender Offer, at a redemption price of $1,069.38 per $1,000 principal amount of 2019 Notes, plus accrued and unpaid interest to, but not including, that redemption date. An official notice of redemption is being distributed to holders of the 2019 Notes commencing on April 22, 2014.

The Co-Issuers have engaged Morgan Stanley & Co. LLC to act as dealer manager and solicitation agent in connection with the Offer. The Co-Issuers have engaged D. F. King & Co., Inc. to act as information agent and tender agent in connection with the Offer. Questions regarding the Offer may be directed to Morgan Stanley & Co. LLC, at (800) 624-1808 (toll-free) or (212) 761-1057 (collect). Requests for documentation relating to the Offer may be directed to D. F. King & Co., Inc., at (800) 769-4414 (toll-free) or (212) 269-5550 (collect).

None of the Co-Issuers, D. F. King & Co., Inc., the dealer manager or the 2019 Notes trustee is making any recommendation as to whether holders should tender the 2019 Notes in response to the Offer.

This press release is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The Offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and Consent, which sets forth the complete terms of the Offer. The Offer is not being made to holders of 2019 Notes in any jurisdiction in which the making of, or acceptance of, the Offer would not be in compliance with the laws of such jurisdiction.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminal, river barge and coastal cabotage operations.

Forward-Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include statements related to the Offer, including the Expiration Time, possible completion of the Offer and the redemption of the 2019 Notes, as well as comments regarding expected revenues and time charters. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios South American Logistics Inc.

+1.212.906.8643

investors@navios-logistics.com

Source: Navios South American Logistics